UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Arctic Cat Inc.

(Name of Subject Company)

Arctic Cat Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

Christopher J. Eperjesy

Chief Financial Officer

Arctic Cat Inc.

500 North 3rd Street

Minneapolis, Minnesota 55401

(612) 350-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Houston, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2017 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), relating to the tender offer by Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation (“Textron Specialized Vehicles”), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”) of Arctic Cat at a price of $18.50 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated February 2, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement filed on Schedule TO (the “Schedule TO”) and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

The information set forth under (b) “Reasons for the Recommendation of the Minnesota Act Committee and Arctic Cat’s Board” under the heading “Potentially Negative Factors” is hereby amended and supplemented by replacing the second bullet point in its entirety with the following:

• Continuing Management.  The Board considered the fact that members of management may enter into certain agreements, arrangements or understandings with Textron regarding employment with the Surviving Company or Textron. See—“Item 3—Past Contacts, Transactions, Negotiations And Agreements” for a discussion of potential payments to executive officers in the event of a change-in-control of Arctic Cat or severance payments in the event of termination without “cause” or “good reason.”  To date, no executive officers have entered into any employment agreements, arrangements or understandings with Textron regarding employment with the Surviving Company or Textron following the Merger.

The information set forth under (d) “Opinion of Arctic Cat’s Financial Advisor” under the heading “Selected Publicly Traded Company Analysis” is hereby amended and supplemented by replacing the first paragraph after the bulleted group of reviewed publicly traded companies in its entirety with the following:

Baird selected these companies based on a review of publicly traded companies that, in Baird’s professional judgment, possessed general business, operating and financial characteristics representative of companies in the industry in which Arctic Cat operates.  Baird selected core powersports competitors, which have greater scale than Arctic Cat, as well as other relevant recreational product manufacturers that Baird deemed relevant from a comparability standpoint.  Baird noted that none of the companies reviewed is identical to Arctic Cat and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

The information set forth under (d) “Opinion of Arctic Cat’s Financial Advisor” under the heading “Selected Transactions Analysis” is hereby amended and supplemented by replacing the first paragraph after the listed group of selected acquisition transactions in its entirety with the following:

Baird chose these acquisition transactions, in its professional judgment, based on a review of completed acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Arctic Cat operates. Baird selected acquisition transactions that it deemed most relevant based on (i) target company industry and/or product comparability, (ii) transaction date, (iii) transaction size and (iv) publicly-disclosed information regarding transaction size and target company financial performance. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transactions or Arctic Cat, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

The information set forth under (d) “Opinion of Arctic Cat’s Financial Advisor” under the heading “Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

Baird performed a discounted cash flow analysis utilizing Arctic Cat’s projected unlevered free cash flows (defined as after-tax operating income, plus depreciation and amortization, less increases in net working capital (excluding cash and debt) and capital expenditures, from 2018 to 2022, as provided by Arctic Cat’s senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows from fiscal year 2018 through 2022 by discounting such amounts at rates ranging from 15% to 17%, which are estimates of Arctic Cat’s weighted average cost of capital based on (i) the risk free rate (that is, the 10-year treasury note yield), (ii) the equity market risk premium and small company size premium, in each case estimated by Duff & Phelps, (iii) Arctic Cat’s 5-year leveraged equity beta per Standard & Poor’s Capital IQ, (iv) Arctic Cat’s estimated pre-tax cost of debt, (v) Arctic Cat’s estimated marginal tax rate and (vi) the selected publicly traded companies. Baird calculated the present values of the free cash flows beyond 2022 based on unlevered free cash flow perpetual growth rates ranging from 2% to 4% and discounting the resulting terminal values at rates ranging from 15% to 17%, which imply terminal values ranging from 3.1x to 4.3x fiscal year 2022 Adjusted EBITDA. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $12.47 to $18.79 per Share, as compared to the Per Share Equity Purchase Price of $18.50 per Share. Baird compared these implied per share equity values with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

The information set forth under (d) “Opinion of Arctic Cat’s Financial Advisor” under the heading “Additional Information about Baird and Its Engagement” is hereby amended and supplemented by replacing the paragraphs in that section with the following:

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter dated December 30, 2016, Baird will receive a transaction fee equal to approximately $4,419,000 for its services upon consummation of the Transactions. Pursuant to such engagement letter, Arctic Cat has also agreed to pay Baird a fee of $600,000 which was payable upon delivery of its opinion to the Board, and was to be paid regardless of the conclusions reached in such opinion or whether the Transactions are consummated (such fee to be creditable against the transaction fee described above). In addition, Arctic Cat has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transactions. In the past, Baird has provided financial advisory services to Arctic Cat for which Baird received customary compensation. Specifically, within the past two years, Baird advised Arctic Cat on the refinancing of its existing debt through a senior secured revolving credit facility for which Baird received $1,000,000.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the first paragraph is hereby amended and supplemented by replacing such paragraph in its entirety with the following:

In connection with Baird’s services as Arctic Cat’s financial advisor with respect to the Transactions, Arctic Cat has agreed to pay Baird an aggregate fee equal to approximately $4,419,000. Baird was paid $600,000 upon the rendering of its opinion described in Item 4(d) above, which amount is fully creditable against the aggregate fee. Arctic Cat also has agreed to reimburse Baird for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Baird and certain related parties against certain liabilities that may arise out of its engagement, including certain liabilities under U.S. federal securities laws.

Item 8.  Additional Information

The information set forth under (c) “Other Material Information” under the heading “Projected Financial Information” is hereby amended and supplemented by replacing the section in its entirety with the following:

Arctic Cat’s senior management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Textron received certain forward-looking information concerning Arctic Cat’s anticipated or potential operating performance, and the following projected financial information (the “Forecasts”) were provided to Baird for use in connection with its Fairness Opinion.

Forecasts

($ in millions)	2017E	2018P	2019P	2020P	2021P	2022P	CY 2017P
Net Sales	$573.8	$662.6	$769.1	$908.0	$1,100.5	$1,139.0		$674.6
Gross Profit	$69.7	$111.2	$142.4	$182.5	$232.6	$240.7		$118.9
Operating Profit	$(51.6)	$(11.7)	$5.2	$32.5	$71.4	$73.9		$0.1
Net Earnings	$(33.1)	$(8.5)	$3.1	$20.8	$46.1	$47.7		$(0.6)
Adjusted EBITDA(1)	$(28.1)	$15.2	$35.1	$65.2	$107.0	$110.8		$26.3
Depreciation & Amortization	$21.3	$26.9	$29.8	$32.8	$35.7	$36.9		$26.3
Capital Expenditures	$32.9	$32.0	$32.0	$32.0	$32.0	$33.1	$	N/A
(Increase)/Decrease in Net Working Capital	$(3.7)	$53.4	$(13.7)	$(5.9)	$(12.1)	$(1.8)	$	N/A

(1) Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings before interest expense, income taxes, depreciation and amortization expense (EBITDA), and further adjusted, for fiscal year 2017, to exclude $2.2 million of non-recurring expenses related to legal settlements (the “Fiscal Year 2017 Adjustment”). For a reconciliation of Adjusted EBITDA to a comparable GAAP measure, net earnings, see below under “Reconciliation of Non-GAAP to GAAP Financial Measures”.

Unlevered free cash flow was derived from the estimates and projections relating to Arctic Cat’s Adjusted EBITDA, or earnings before interest expense, income taxes, depreciation and amortization expense, for the fiscal years 2018 — 2022, prepared by Arctic Cat (and made available to Baird) in order to calculate Arctic Cat’s tax-effected net operating income, which Baird further adjusted to arrive at unlevered free cash flow.  Unlevered free cash flow was calculated by Baird for use in its discounted cash flow analysis.  Baird did not calculate unlevered free cash flow for fiscal year 2017 as it was not relevant to the discounted cash flow analysis. The unlevered free cash flow information is summarized below.

($ in millions)	2018P	2019P	2020P	2021P	2022P
Adjusted EBITDA(1)	$15.2	$35.1	$65.2	$107.0	$110.8
Less:
Depreciation and Amortization	$26.9	$29.8	$32.8	$35.7	$36.9
Operating Profit	$(11.7)	$5.2	$32.5	$71.4	$73.9
Tax Rate	35%	35%	35%	35%	35%
Tax-effected Operating Profit(1)	$(7.6)	$3.4	$21.1	$46.4	$48.0
Plus:
Depreciation and Amortization	$26.9	$29.8	$32.8	$35.7	$36.9
Less:
Capital Expenditures	$(32.0)	$(32.0)	$(32.0)	$(32.0)	$(33.1)
(Increase)/Decrease in Working Capital	$53.4	$(13.7)	$(5.9)	$(12.1)	$(1.8)
Unlevered Free Cash Flow(1)(2)	$40.7	$(12.4)	$16.0	$37.9	$50.0

(1) Presented on a non-GAAP basis. For a reconciliation of Adjusted EBITDA to a comparable GAAP measure, net earnings, see below under “Reconciliation of Non-GAAP to GAAP Financial Measures”.

(2) In the course of preparing the Forecasts, Arctic Cat did not develop estimates as to unlevered free cash flow. Unlevered free cash flow was calculated based upon the Forecasts provided by Arctic Cat, as set forth above, as Adjusted EBITDA less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures, less increases in net working capital. Arctic Cat did not deliver estimates as to unlevered free cash flows to Textron.

The Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is not a financial measure pursuant to GAAP and should not be considered in isolation. Adjusted EBITDA has limitations as an analytical tool because, among other things, Adjusted EBITDA: (1) does not reflect Arctic Cat’s cash expenditures or future requirements for capital expenditures; (2) does not reflect changes in, or cash requirements for, Arctic Cat’s working capital needs; (3) does not reflect cash requirements for income taxes; (4) EBITDA does not reflect interest expense for Arctic Cat’s corporate indebtedness; and (5) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced, and Adjusted EBITDA does not reflect any cash requirements for these replacements. Shareholders are encouraged to review Arctic Cat’s GAAP consolidated financial statements included in its periodic reports filed with the SEC, and Shareholders should not rely solely or primarily on Adjusted EBITDA or any other single financial measure to evaluate Arctic Cat’s liquidity or financial performance calculated and presented in accordance with GAAP.

Reconciliation of Non-GAAP to GAAP Financial Measures

The table below presents a reconciliation of Adjusted EBITDA to the most comparable GAAP measure, net earnings, for each of the years provided in the Forecasts.

($ in millions)	2017E	2018P	2019P	2020P	2021P	2022P	CY2017P
Net Earnings	$(33.1)	$(8.5)	$3.1	$20.8	$46.1	$47.7	$(0.6)
Plus:
Income Taxes	$(19.8)	$(4.6)	$1.7	$11.2	$24.8	$25.7	$(0.2)
Interest Expense / (Income)	$1.3	$1.3	$0.5	$0.5	$0.5	$0.5	$0.9
Operating Profit	$(51.6)	$(11.7)	$5.2	$32.5	$71.4	$73.9	$0.1
Plus:
Depreciation and Amortization	$21.3	$26.9	$29.8	$32.8	$35.7	$36.9	$26.3
Fiscal Year 2017 Adjustment	$2.2	$—	$—	$—	$—	$—	$—
Adjusted EBITDA	$(28.1)	$(15.2)	$35.1	$65.2	$107.0	$110.8	$26.3

Important factors that may affect actual results and results of Arctic Cat’s operations, or could lead to the Forecasts not being achieved include, but are not limited to the ability to implement strategic partnerships; the market reaction to the introduction of new products; regulatory and other governmental changes; the ability to continue to access financing at reasonable rates and other terms; the ability to continue to access suppliers; continuing detrimental winter conditions; foreign currency exchange rates; changes in the market for powersports in general; and other factors that are more fully described in Arctic Cat’s Annual Report on Form 10-K for the year ended March 31, 2016. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, financial market conditions and conditions in the industries in which Arctic Cat operates, all of which are difficult to predict and many of which are beyond the control of Arctic Cat and its management. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that Arctic Cat or any of its affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Forecasts to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither Arctic Cat nor any of its affiliates, advisors, officers, directors, partners, members or representatives can provide any assurance that actual results will not differ from the Forecasts, and, except to the extent required by law, Arctic Cat undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Neither Arctic Cat nor any of its affiliates intends to make publicly available an update or other revisions to the Forecasts. Neither Arctic Cat nor any of its affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Arctic Cat compared to the information contained in the Forecasts or that the Forecasts will be achieved. Arctic Cat has made no representation to Textron or any of its affiliates concerning the Forecasts.

All projections, including the Forecasts, are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Arctic Cat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Arctic Cat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 are not applicable to any forward-looking statements made in connection with the Offer.

Shareholders are cautioned not to place undue reliance on the Forecasts included in this Schedule 14D-9.

The information set forth under (c) “Other Material Information” under the heading “Legal Proceedings” is hereby amended and supplemented by replacing that section in its entirety with the following:

On February 8, 2017, a complaint against Arctic Cat and certain other parties was filed in the United States District Court for the District of Minnesota.  The complaint, captioned LR Trust v. Arctic Cat Inc., et al. Case No. 17-CV-426, names as defendants Arctic Cat as well as members of Arctic Cat’s Board of Directors (the “Arctic Cat Board”).  This action purports to be a class action brought by a shareholder alleging, among other things, that Arctic Cat and the Arctic Cat Board knowingly or with deliberate recklessness omitted material information from its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(d)(4) and Rule 14d-9 of the Exchange Act, and made untrue statements of material facts in its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(e) of the Exchange Act.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

On February 10, 2017, a complaint against Arctic Cat and certain other parties was filed in the United States District Court for the District of Minnesota.  The complaint, captioned Pajnigar v. Arctic Cat Inc., et al. Case No. 17-CV-00443, names as defendants Arctic Cat as well as members of Arctic Cat’s Board of Directors.  This action purports to be a class action brought by a shareholder alleging, among other things, that Arctic Cat and the Arctic Cat Board made untrue statements of material facts in its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(e) of the Exchange Act and knowingly or with deliberate recklessness omitted material information from its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(d)(4) and Rule 14d-9 of the Exchange Act.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

On February 13, 2017, plaintiff Pajnigar filed a motion for (a) a temporary restraining order seeking to temporarily enjoin the completion of the transactions, (b) limited expedited discovery and (c) a prompt post-expedited discovery hearing on a forthcoming motion for a preliminary injunction, which has yet to be decided by the court.

On February 15, 2017, a complaint against Arctic Cat and certain other parties was filed in the Hennepin County District Court of the State of Minnesota, Fourth Judicial District.  The complaint, captioned Parshall v. Arctic Cat Inc., et al., Case No. 27-CV-17-2073, names as defendants Arctic Cat, the Arctic Cat Board, Textron and Purchaser.  This action purports to be a class action brought by a shareholder alleging, among other things, that the members of the Arctic Cat Board breached their fiduciary duties by approving the Merger Agreement and that Arctic Cat, Textron and Purchaser aided and abetted these alleged breaches of fiduciary duty.  In addition, the complaint alleges that Arctic Cat and the Arctic Cat Board issued materially incomplete disclosures in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

On February 17, 2017, following Arctic Cat’s agreement to make certain supplemental disclosures, the plaintiff in Pajnigar agreed to promptly withdraw his motion for a temporary restraining order, and all of the plaintiffs in the above litigation matters have agreed not to otherwise seek injunctive relief, on the basis that the supplemental disclosures mooted the disclosure claims asserted by each of the plaintiffs.  The plaintiffs have indicated that they intend to dismiss their respective cases after the closing of the Offer.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(F)	Class Action Complaint filed on February 8, 2017 in the United States District Court for the District of Minnesota (LR Trust v. Arctic Cat Inc., et al. Case No. 17-CV-426).*

(a)(5)(G)	Class Action Complaint filed on February 10, 2017 in the United States District Court for the District of Minnesota (Zaheer Pajnigar v. Arctic Cat Inc., et al. Case No. 17-CV-00443).*

(a)(5)(H)	Class Action Complaint filed on February 15, 2017 in the Fourth Judicial District Court of Minnesota (Parshall v. Arctic Cat Inc., et al. Case No. 27-CV-17-2073).

*previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017

ARCTIC CAT INC.

By:	/s/ Christopher T. Metz
Name:	Christopher T. Metz
Title:	President and Chief Executive Officer